EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30, 2010	Year ended December 31, 2009	Period from September 19, 2008 through December 31, 2008	Period from December 29, 2007 through September 18, 2008	Year Ended December 28, 2007
Earnings (losses):
Losses before income taxes	19,108	(4,478)	1,604	(23,605)	(47,583)
Amortization of capitalized interest (a)	59	120	29	478	345
Interest capitalized	--	--	--	--	--
	19,167	(4,358)	1,633	(23,127)	(47,238)
Fixed Charges:
Amortization of expenses related to indebtedness (b)	2,750	5,199	1,452	5,642	8,058
Interest expenses (c)	5,241	11,099	2,698	8,389	9,730
Interest capitalized	--	-	--	--	--
Total Fixed Charges	7,991	16,298	4,150	14,031	17,788

Earnings (losses), as adjusted	27,158	11,940	5,783	(9,096)	(29,450)
Ratio of earnings to fixed charges	2.40	-- (1)	0.39	-- (2)	-- (3)

(1)     Earnings as adjusted were inadequate to cover fixed charges by $4.4 million in 2009.
(2)      Earnings as adjusted were inadequate to cover fixed charges by $23.1 million in the period from December 29, 2007 through September 18, 2008.
(3)    Earnings as adjusted were inadequate to cover fixed charges by $47.2 million in 2007.

(a)	Includes amortization of deferred financing charges.
(b)	Includes amortization of debentures discount, accretion and deferred issuance expenses.
(c)	Includes, mainly, interest on bank loans and interest expenses in relation to convertible debentures.